Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

NetEase Announces Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

(Hangzhou- February 23, 2023)- NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

•	Net revenues were RMB25.4 billion (US$3.7 billion), an increase of 4.0% compared with the fourth quarter of 2021.

•	Games and related value-added services net revenues were RMB19.1 billion (US$2.8 billion), an increase of 1.6% compared with the fourth quarter of 2021.

•	Youdao net revenues were RMB1.5 billion (US$210.8 million), an increase of 9.0% compared with the fourth quarter of 2021.

•	Cloud Music net revenues were RMB2.4 billion (US$344.5 million), an increase of 25.8% compared with the fourth quarter of 2021.

•	Innovative businesses and others net revenues were RMB2.4 billion (US$353.5 million), an increase of 3.4% compared with the fourth quarter of 2021.

•	Gross profit was RMB13.2 billion (US$1.9 billion), an increase of 2.5% compared with the fourth quarter of 2021.

•	Total operating expenses were RMB8.8 billion (US$1.3 billion), an increase of 6.0% compared with the fourth quarter of 2021.

•	Net income attributable to the Company’s shareholders was RMB4.0 billion (US$573.1 million). Non-GAAP net income from continuing operations attributable to the Company’s shareholders was RMB4.8 billion (US$697.6 million ).[1]

•	Basic net income per share was US$0.18 (US$0.88 per ADS). Non-GAAP basic net income from continuing operations per share was US$0.22 (US$1.08 per ADS).[1]

Fourth Quarter 2022 and Early 2023 Operational Highlights

•	Extended the popularity of leading franchise titles including both the Fantasy Westward Journey and Westward Journey Online series, as well as other hit titles such as Sky, Invincible and the mobile version of New Ghost.

•	Drove strong revenue and user growth of Eggy Party, a casual party mobile game initially launched in the Chinese mainland, accumulating the highest daily active users of any game in the history of NetEase Games.

•	Advanced the development of multiple games in the pipeline including Westward Journey Returns, Justice mobile game, Badlanders, Racing Master and Naraka: Bladepoint mobile game, as well as Harry Potter: Magic Awakened for the international markets.

•	Continued to grow Cloud Music’s net revenues and improved margins. Broadened its music scope by signing multiple licensing agreements with major labels such as B’in Music and Pony Canyon, renewing its cooperation with Avex, and achieved impressive digital album sales by renowned artists such as Chenyu Hua and (G)I-DLE.

•	Achieved first-ever quarterly income from operations for Youdao, supported by healthy sales expansion of new products and services along with an optimized cost structure, despite a challenging macro environment.

“We experienced solid growth in 2022. Primarily as a result of the ongoing popularity of our leading games and the expansion of our range of products and services, we ended the year with total net revenues reaching RMB25.4 billion in the fourth quarter,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Focusing on our flagship titles and new games alike, in 2022 we brought more players into the fold with our diverse and growing game content. For example, Eggy Party represents a significant breakthrough for us in the casual game arena. The new addition further enlarges and diversifies our user base, augmenting our robust portfolio of games. We are very excited to introduce more new games to broader demographics, which we believe will pave the way for our solid future growth.”

[1] As used in this announcement, non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per share and per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

“Our other business lines, including Youdao and Cloud Music, are also on track. Leveraging our rich internal development capabilities, we will continue to elevate the value we bring to both customers and investors in 2023 by introducing even more creative, premium content to our growing global community,” Mr. Ding concluded.

Fourth Quarter 2022 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2022 were RMB25,354.1 million (US$3,676.0 million), compared with RMB24,426.8 million and RMB24,373.6 million for the preceding quarter and the fourth quarter of 2021, respectively.

Net revenues from games and related value-added services, which include both the operation of online games as well as other related or ancillary services to the games, were RMB19,085.7 million (US$2,767.2 million) for the fourth quarter of 2022, compared with RMB18,699.1 million and RMB18,792.0 million for the preceding quarter and the fourth quarter of 2021, respectively. Net revenues from the operation of online games accounted for approximately 91.8% of the segment’s total net revenues for the fourth quarter of 2022, compared with 92.9% and 92.6% for the preceding quarter and the fourth quarter of 2021, respectively. Net revenues from mobile games accounted for approximately 66.4% of net revenues from the operation of online games for the fourth quarter of 2022, compared with 68.6% and 68.3% for the preceding quarter and the fourth quarter of 2021, respectively.

Net revenues from Youdao were RMB1,454.0 million (US$210.8 million) for the fourth quarter of 2022, compared with RMB1,402.4 million and RMB1,333.8 million for the preceding quarter and the fourth quarter of 2021, respectively.

Net revenues from Cloud Music were RMB2,376.3 million (US$344.5 million) for the fourth quarter of 2022, compared with RMB2,357.2 million and RMB1,889.3 million for the preceding quarter and the fourth quarter of 2021, respectively.

Net revenues from innovative businesses and others were RMB2,438.2 million (US$353.5 million) for the fourth quarter of 2022, compared with RMB1,968.0 million and RMB2,358.5 million for the preceding quarter and the fourth quarter of 2021, respectively.

Gross Profit

Gross profit for the fourth quarter of 2022 was RMB13,244.4 million (US$1,920.3 million), compared with RMB13,743.9 million and RMB12,917.8 million for the preceding quarter and the fourth quarter of 2021, respectively.

The quarter-over-quarter and year-over-year decreases in games and related value-added services’ gross profit were primarily due to the one-off recognition of royalty fees related to certain licensed games.

The quarter-over-quarter and year-over-year increases in Youdao’s gross profit were primarily attributable to increased revenue contribution from its smart devices and online marketing services.

The quarter-over-quarter and year-over-year increases in Cloud Music’s gross profit were primarily due to increased net revenues from its online music services and its social entertainment services, as well as continuously improved cost control measures.

The quarter-over-quarter and year-over-year increases in innovative businesses and others’ gross profit were primarily due to increased gross profit contribution from Yanxuan.

Gross Profit Margin

Gross profit margin for games and related value-added services for the fourth quarter of 2022 was 59.1%, compared with 65.0% and 60.9% for the preceding quarter and the fourth quarter of 2021, respectively. The quarter-over-quarter and year-over-year decreases were primarily attributable to the one-off recognition of royalty fees related to certain licensed games.

Gross profit margin for Youdao for the fourth quarter of 2022 was 53.3%, compared with 54.2% and 50.7% for the preceding quarter and the fourth quarter of 2021, respectively. The slight quarter-over-quarter decrease was mainly due to higher revenue contribution from sales of smart devices, which carry a lower gross profit margin than learning services. The year-over-year increase was mainly due to improved gross margin from the sale of smart devices.

Gross profit margin for Cloud Music was 17.8% for the fourth quarter of 2022, compared with 14.2% and 4.1% for the preceding quarter and the fourth quarter of 2021, respectively. The quarter-over-quarter and year-over-year improvements were mainly due to the factors enumerated above.

Gross profit margin for innovative businesses and others for the fourth quarter of 2022 was 31.5%, compared with 25.5% and 30.5% for the preceding quarter and the fourth quarter of 2021, respectively. The quarter-over-quarter increase was mainly due to margin improvement from Yanxuan and advertising services. The slight year-over-year increase was mainly due to margin improvement from Yanxuan, which was partially offset by decreased margin from advertising services.

Operating Expenses

Total operating expenses for the fourth quarter of 2022 were RMB8,810.9 million (US$1,277.5 million), compared with RMB9,002.1 million and RMB8,309.6 million for the preceding quarter and the fourth quarter of 2021, respectively. The quarter-over-quarter decrease was mainly due to decreased marketing expenditures related to games and related value-added services and Youdao. The year-over-year increase was mainly due to higher staff-related costs and marketing expenditures.

Other Income/ (Expenses)

Other income/ (expenses) consisted of investment income/ (loss), interest income, exchange (losses)/ gains and others. The quarter-over-quarter and year-over-year decreases in other income were mainly due to lower investment income from equity investments and higher unrealized net exchange losses from the Company’s U.S. dollar-denominated bank deposits and loans balances as the exchange rate of the U.S. dollar against the RMB fluctuated during the periods.

Income Taxes

The Company recorded a net income tax charge of RMB966.6 million (US$140.1 million) for the fourth quarter of 2022, compared with RMB1,586.7 million and RMB934.0 million for the preceding quarter and the fourth quarter of 2021, respectively. The effective tax rate for the fourth quarter of 2022 was 20.2%, compared with 19.3% and 14.2% for the preceding quarter and the fourth quarter of 2021, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB3,952.7 million (US$573.1 million) for the fourth quarter of 2022, compared with RMB6,699.4 million and RMB5,694.2 million for the preceding quarter and the fourth quarter of 2021, respectively.

NetEase reported basic net income of US$0.18 per share (US$0.88 per ADS) for the fourth quarter of 2022, compared with US$0.30 per share (US$1.49 per ADS) and US$0.25 per share (US$1.26 per ADS) for the preceding quarter and the fourth quarter of 2021, respectively.

Non-GAAP net income from continuing operations attributable to the Company’s shareholders totaled RMB4,811.4 million (US$697.6 million) for the fourth quarter of 2022, compared with RMB7,469.6 million and RMB6,595.6 million for the preceding quarter and the fourth quarter of 2021, respectively.

NetEase reported non-GAAP basic net income from continuing operations of US$0.22 per share (US$1.08 per ADS) for the fourth quarter of 2022, compared with US$0.33 per share (US$1.66 per ADS) and US$0.29 per share (US$1.46 per ADS) for the preceding quarter and the fourth quarter of 2021, respectively.

Fiscal Year 2022 Financial Results

Net Revenues

Net revenues for fiscal year 2022 were RMB96,495.8 million (US$13,990.6 million), compared with RMB87,606.0 million for fiscal year 2021.

Net revenues from games and related value-added services were RMB74,566.5 million (US$10,811.1 million) for fiscal year 2022, compared with RMB67,819.3 million for fiscal year 2021. Net revenues from the operation of online games accounted for approximately 92.5% of the segment’s total net revenues for fiscal year 2022, compared with 92.6% for fiscal year 2021. Net revenues from mobile games accounted for approximately 67.0% of net revenues from the operation of online games for fiscal year 2022, compared with 70.4% for fiscal year 2021. The lower percentage contribution from mobile games was mainly due to a higher proportion of net revenues generated by PC games such as Fantasy Westward Journey Online and Naraka: Bladepoint, although the total amount of net revenues from mobile games also increased in 2022 compared to the prior year.

Net revenues from Youdao were RMB5,013.2 million (US$726.8 million) for fiscal year 2022, compared with RMB5,354.4 million for fiscal year 2021.

Net revenues from Cloud Music were RMB8,992.2 million (US$1,303.7 million) for fiscal year 2022, compared with RMB6,997.6 million for fiscal year 2021.

Net revenues from innovative businesses and others were RMB7,923.9 million (US$1,148.9 million) for fiscal year 2022, compared with RMB7,434.8 million for fiscal year 2021.

Gross Profit

Gross profit for fiscal year 2022 was RMB52,766.1 million (US$7,650.4 million), compared with RMB46,970.8 million for fiscal year 2021.

The year-over-year increase in games and related value-added services gross profit was primarily due to increased net revenues from the operation of online games, including PC games such as Fantasy Westward Journey Online and Naraka: Bladepoint and mobile games such as certain newly launched games and existing hit titles like Infinite Lagrange.

The year-over-year decrease in Youdao gross profit was mainly due to the conclusion of its after-school tutoring services for academic subjects under China’s compulsory education system, which was partially offset by increased revenue contribution from its new services and products.

The year-over-year increase in Cloud Music gross profit was primarily attributable to increased net revenues, mainly from its social entertainment services, as well as improved cost control.

The slight year-over-year decrease in innovative businesses and others gross profit was primarily due to decreased gross profit from the Company’s advertising business, which was partially offset by increased gross profits from Yanxuan.

Operating Expenses

Total operating expenses for fiscal year 2022 were RMB33,137.5 million (US$4,804.5 million), compared with RMB30,553.7 million for fiscal year 2021. The year-over-year increase was primarily due to higher staff-related costs and marketing expenditures mainly for games and related value-added services, as well as Cloud Music and Yanxuan.

Other Income/ (Expenses)

The slight year-over-year decrease was mainly due to higher investment loss arising from fair value changes of equity investments with readily determinable fair value, which was partially offset by higher unrealized net exchange gains, interest income and others.

Income Taxes

The Company recorded a net income tax charge of RMB5,031.8 million (US$729.5 million) for fiscal year 2022, compared with RMB4,128.3 million for fiscal year 2021. The effective tax rate was 20.7% for fiscal year 2022, compared with 19.6% for fiscal year 2021.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders for fiscal year 2022 totaled RMB20,337.6 million (US$2,948.7 million), compared with RMB16,856.8 million for fiscal year 2021. Net income attributable to the Company’s shareholders for fiscal year 2022 included net income from discontinued operations of RMB624.9 million (US$90.6 million), which was related to the prior disposal of the Kaola business.

NetEase reported basic net income of US$0.90 per share (US$4.52 per ADS) for fiscal year 2022, compared with US$0.74 per share (US$3.67 per ADS) for fiscal year 2021.

Non-GAAP net income from continuing operations attributable to the Company’s shareholders for fiscal year 2022 totaled RMB22,808.4 million (US$3,306.9 million), compared with RMB19,761.9 million for fiscal year 2021.

NetEase reported non-GAAP basic net income from continuing operations of US$1.01 per share (US$5.07 per ADS) for fiscal year 2022, compared with US$0.86 per share (US$4.31 per ADS) for fiscal year 2021.

Quarterly Dividend

The board of directors has approved a dividend of US$0.0540 per share (US$0.2700 per ADS) for the fourth quarter of 2022 to holders of ordinary shares and holders of ADSs as of the close of business on March 9, 2023, Beijing/ Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on March 9, 2023 (Beijing/ Hong Kong Time). The payment date is expected to be March 21, 2023 for holders of ordinary shares and on, or around, March 24, 2023 for holders of ADSs.

NetEase paid a dividend of US$0.0870 per share (US$0.4350 per ADS) for the third quarter of 2022 in December 2022.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of December 31, 2022, the Company’s total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans, totaled RMB95.6 billion (US$13.9 billion), compared with RMB85.6 billion as of December 31, 2021. Cash flow generated from operating activities was RMB27.7 billion (US$4.0 billion) for fiscal year 2022, compared with RMB24.9 billion for fiscal year 2021.

Share Repurchase/ Purchase Program

On February 25, 2021, the Company announced that its board of directors had approved a share repurchase program of up to US$2.0 billion of the Company’s outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months beginning on March 2, 2021. This amount was subsequently increased to US$3.0 billion. This share repurchase program was completed on January 9, 2023 with the Company having purchased an aggregate of approximately 33.6 million ADSs for nearly US$3.0 billion.

On November 17, 2022, the Company announced that its board of directors had approved a new share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This new share repurchase program commenced on January 10, 2023 following the completion of the prior program and will be in effect for a period not to exceed 36 months from such date.

On August 31, 2021, the Company announced that its board of directors had approved a share purchase program of up to US$50.0 million of Youdao’s outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2022, approximately 2.7 million ADSs had been purchased under this program for a total cost of US$22.0 million.

The extent to which NetEase repurchases its ADSs and its ordinary shares or purchases Youdao’s ADSs will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 7:00 a.m. New York Time on Thursday, February 23, 2023 (Beijing/ Hong Kong Time: 8:00 p.m., Thursday, February 23, 2023). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10028543, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10028543. The replay will be available through March 2, 2023.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX:9999, “NetEase”) provides premium online services centered around content creation. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of China’s most popular and longest running mobile and PC games. Powered by industry-leading in-house R&D capabilities in China and globally, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), China’s leading technology-focused intelligent learning company, and Cloud Music (HKEX: 9899), China’s leading online music content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

NetEase’s market-leading ESG initiatives are among the most recognized in the global media and entertainment industry, earning it inclusion in 2022 Dow Jones Sustainability World Index, 2022 Dow Jones Sustainability Emerging Markets Index, and 2023 Bloomberg Gender Equality Index, as well as receiving an “A” rating from MSCI. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates, including, among others, initiatives to enhance supervision of companies listed on an overseas stock exchange and tighten scrutiny over data privacy and data security; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; competition in NetEase’s existing and potential markets; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income from continuing operations attributable to the Company’s shareholders as net income from continuing operations attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income from continuing operations attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income from continuing operations attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income from continuing operations attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income from continuing operations attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	14,498,157	24,889,000	3,608,566
Time deposits	70,754,846	84,947,679	12,316,256
Restricted cash	2,876,628	2,699,055	391,326
Accounts receivable, net	5,507,988	5,002,872	725,348
Inventories, net	964,733	993,636	144,064
Prepayments and other current assets, net	6,235,857	5,448,284	789,927
Short-term investments	12,281,548	7,622,673	1,105,184
Assets held for sale	497	-	-
Total current assets	113,120,254	131,603,199	19,080,671

Non-current assets:
Property, equipment and software, net	5,433,858	6,342,330	919,551
Land use rights, net	4,108,090	4,121,767	597,600
Deferred tax assets	1,297,954	1,480,789	214,694
Time deposits	5,823,840	2,973,840	431,166
Restricted cash	1,330	270	39
Other long-term assets, net	23,857,510	26,238,790	3,804,268
Assets held for sale	1,088	-	-
Total non-current assets	40,523,670	41,157,786	5,967,318
Total assets	153,643,924	172,760,985	25,047,989

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	985,059	1,507,141	218,515
Salary and welfare payables	4,133,254	4,732,941	686,212
Taxes payable	4,537,050	2,813,096	407,861
Short-term loans	19,352,313	23,875,704	3,461,652
Contract liabilities	12,132,743	12,518,890	1,815,068
Accrued liabilities and other payables	9,360,907	11,381,075	1,650,101
Total current liabilities	50,501,326	56,828,847	8,239,409

Non-current liabilities:
Deferred tax liabilities	1,345,874	2,126,120	308,258
Long-term loans	1,275,140	3,654,964	529,920
Other long-term liabilities	1,097,708	1,277,574	185,231
Total non-current liabilities	3,718,722	7,058,658	1,023,409
Total liabilities	54,220,048	63,887,505	9,262,818

Redeemable noncontrolling interests	145,238	136,440	19,782

NetEase, Inc.’s shareholders’ equity	95,328,080	104,731,317	15,184,614
Noncontrolling interests	3,950,558	4,005,723	580,775
Total shareholders’ equity	99,278,638	108,737,040	15,765,389

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	153,643,924	172,760,985	25,047,989

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	24,373,565	24,426,760	25,354,129	3,676,003	87,606,026	96,495,809	13,990,577
Cost of revenues	(11,455,785)	(10,682,868)	(12,109,765)	(1,755,751)	(40,635,225)	(43,729,683)	(6,340,208)
Gross profit	12,917,780	13,743,892	13,244,364	1,920,252	46,970,801	52,766,126	7,650,369

Operating expenses:
Selling and marketing expenses	(3,300,032)	(3,768,618)	(3,417,909)	(495,550)	(12,214,191)	(13,402,721)	(1,943,212)
General and administrative expenses	(1,161,876)	(1,264,342)	(1,302,932)	(188,907)	(4,263,549)	(4,695,798)	(680,827)
Research and development expenses	(3,847,704)	(3,969,156)	(4,090,076)	(593,005)	(14,075,991)	(15,039,014)	(2,180,452)
Total operating expenses	(8,309,612)	(9,002,116)	(8,810,917)	(1,277,462)	(30,553,731)	(33,137,533)	(4,804,491)
Operating profit	4,608,168	4,741,776	4,433,447	642,790	16,417,070	19,628,593	2,845,878

Other income/ (expenses):
Investment income/ (loss), net	1,627,642	1,347,269	(37,102)	(5,379)	2,947,721	53,976	7,826
Interest income, net	395,029	556,148	629,290	91,238	1,519,714	2,149,673	311,673
Exchange (losses)/ gains, net	(331,390)	1,398,045	(594,241)	(86,157)	(490,481)	1,571,207	227,804
Other, net	297,244	164,435	344,875	50,002	710,435	846,815	122,777
Income before tax	6,596,693	8,207,673	4,776,269	692,494	21,104,459	24,250,264	3,515,958
Income tax	(933,985)	(1,586,673)	(966,574)	(140,140)	(4,128,269)	(5,031,838)	(729,548)

Net income from continuing operations	5,662,708	6,621,000	3,809,695	552,354	16,976,190	19,218,426	2,786,410
Net income from discontinued operations	-	-	-	-	-	624,864	90,597
Net income	5,662,708	6,621,000	3,809,695	552,354	16,976,190	19,843,290	2,877,007

Accretion of redeemable noncontrolling interests	(99,914)	(781)	(710)	(103)	(536,981)	(2,978)	(432)
Net loss attributable to noncontrolling interests	131,360	79,145	143,752	20,842	417,633	497,288	72,100
Net income attributable to the Company’s shareholders	5,694,154	6,699,364	3,952,737	573,093	16,856,842	20,337,600	2,948,675
Including:
-Net income from continuing operations attributable to the Company’s shareholders	5,694,154	6,699,364	3,952,737	573,093	16,856,842	19,712,736	2,858,078
-Net income from discontinued operations attributable to the Company’s shareholders	-	-	-	-	-	624,864	90,597

Basic net income per share *	1.74	2.05	1.22	0.18	5.07	6.23	0.90
-Continuing operations	1.74	2.05	1.22	0.18	5.07	6.04	0.87
-Discontinued operations	-	-	-	-	-	0.19	0.03

Basic net income per ADS *	8.68	10.27	6.10	0.88	25.34	31.16	4.52
-Continuing operations	8.68	10.27	6.10	0.88	25.34	30.20	4.38
-Discontinued operations	-	-	-	-	-	0.96	0.14

Diluted net income per share *	1.71	2.03	1.21	0.18	5.01	6.17	0.89
-Continuing operations	1.71	2.03	1.21	0.18	5.01	5.98	0.86
-Discontinued operations	-	-	-	-	-	0.19	0.03

Diluted net income per ADS *	8.57	10.17	6.05	0.88	25.03	30.85	4.47
-Continuing operations	8.57	10.17	6.05	0.88	25.03	29.90	4.33
-Discontinued operations	-	-	-	-	-	0.95	0.14

Weighted average number of ordinary shares used in calculating net income per share*
Basic	3,281,172	3,262,989	3,239,282	3,239,282	3,325,864	3,263,455	3,263,455
Diluted	3,323,004	3,293,766	3,269,082	3,269,082	3,367,478	3,296,014	3,296,014

* Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	5,662,708	6,621,000	3,809,695	552,354	16,976,190	19,843,290	2,877,007
Net income from discontinued operations	-	-	-	-	-	(624,864)	(90,597)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	836,042	713,852	769,141	111,515	3,275,727	2,858,209	414,401
Fair value changes of equity security investments	(984,901)	680,019	148,156	21,481	(471,880)	3,104,336	450,086
Impairment losses of investments and other long-term assets	69,572	6,763	45,401	6,583	100,424	300,249	43,532
Fair value changes of short-term investments	(166,513)	(119,620)	(23,364)	(3,388)	(639,757)	(342,642)	(49,678)
Share-based compensation cost	1,002,899	786,999	876,560	127,089	3,041,492	3,174,160	460,211
Allowance for expected credit losses	12,932	44,126	6,615	959	265,930	61,393	8,901
Losses on disposal of property, equipment and software	48,779	528	1,166	169	54,052	3,620	525
Unrealized exchange losses/(gains)	347,235	(1,401,893)	589,665	85,493	488,604	(1,604,260)	(232,596)
Gains on disposal of long-term investments, business and subsidiaries	(13,091)	(1,724,433)	(62,922)	(9,123)	(186,920)	(1,791,355)	(259,722)
Deferred income taxes	(431,015)	(234,336)	578,317	83,848	407,948	489,670	70,995
Share of results on equity method investees and revaluation results from previously held equity interest	(448,053)	(159,128)	(54,746)	(7,937)	(1,573,068)	(1,259,941)	(182,674)
Changes in operating assets and liabilities:
Accounts receivable	(97,064)	35,786	224,197	32,506	(1,186,586)	554,340	80,372
Inventories	73,588	(88,300)	(60,695)	(8,800)	(343,587)	(27,613)	(4,004)
Prepayments and other assets	870,684	368,673	1,095,882	158,888	640,349	731,100	106,000
Accounts payable	(89,207)	(84,434)	576,021	83,515	(155,262)	447,666	64,905
Salary and welfare payables	1,521,743	(567,676)	1,965,624	284,989	505,334	424,513	61,549
Taxes payable	528,725	475,245	(928,071)	(134,558)	255,060	(917,614)	(133,042)
Contract liabilities	(1,162,982)	1,580,450	(1,396,523)	(202,477)	1,351,261	385,396	55,877
Accrued liabilities and other payables	786,517	552,688	849,094	123,106	2,121,416	1,899,580	275,413
Net cash provided by operating activities	8,368,598	7,486,309	9,009,213	1,306,212	24,926,727	27,709,233	4,017,461

Cash flows from investing activities:
Purchase of property, equipment and software	(442,524)	(557,028)	(348,821)	(50,574)	(1,601,830)	(2,100,264)	(304,510)
Proceeds from sale of property, equipment and software	56,517	3,307	2,257	327	71,524	41,467	6,012
Purchase of intangible assets, content and licensed copyrights	(297,142)	(152,276)	(161,987)	(23,486)	(1,508,179)	(543,220)	(78,759)
Net change in short-term investments with terms of three months or less	(1,474,371)	156,475	(931,790)	(135,097)	3,694,890	776,357	112,561
Purchase of short-term investments with terms over three months	(4,300,000)	-	(4,700,000)	(681,436)	(15,285,000)	(5,950,000)	(862,669)
Proceeds from maturities of short-term investments with terms over three months	3,313,543	1,195,475	6,966,682	1,010,074	13,235,845	10,175,160	1,475,260
Investment in long-term investments and acquisition of subsidiaries	(2,020,029)	(844,513)	(1,694,928)	(245,741)	(6,541,567)	(5,129,680)	(743,734)
Proceeds from disposal of long-term investments, businesses and subsidiaries	616,542	2,277,625	92,795	13,454	1,115,457	2,411,070	349,572
Placement/ rollover of matured time deposits	(26,628,133)	(18,830,844)	(22,975,014)	(3,331,064)	(81,298,080)	(98,973,884)	(14,349,864)
Proceeds from maturities of time deposits	15,707,821	17,770,581	27,676,529	4,012,719	81,307,297	92,247,046	13,374,564
Change in other long-term assets	(99,692)	(31,782)	(61,552)	(8,924)	(268,651)	(323,779)	(46,944)
Net cash (used in)/ provided by investing activities	(15,567,468)	987,020	3,864,171	560,252	(7,078,294)	(7,369,727)	(1,068,511)

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Net changes from loans with terms of three months or less	425,020	(3,645,232)	(3,753,493)	(544,205)	(442,207)	(1,274,043)	(184,719)
Proceed of loans with terms over three months	2,277,171	70,691	2,765,086	400,900	4,447,586	6,392,695	926,854
Payment of loans with terms over three months	(1,311,823)	(50,208)	(191,158)	(27,715)	(2,297,135)	(273,639)	(39,674)
Amounts paid for NetEase’s issuance of shares in Hong Kong	-	-	-	-	(13,800)	-	-
Net Amounts received/ (paid) related to capital contribution from or repurchase of noncontrolling interests and redeemable noncontrolling interests shareholders	1,320,122	14,305	23,616	3,424	2,870,147	(30,921)	(4,483)
Cash paid for repurchase of NetEase’s ADSs/ purchase of subsidiaries’ ADSs and shares	(2,112,256)	(1,956,829)	(3,007,765)	(436,085)	(12,910,533)	(8,328,124)	(1,207,464)
Dividends paid to noncontrolling interest shareholders	(731,250)	-	-	-	(731,250)	-	-
Dividends paid to NetEase’s shareholders	(940,540)	(1,617,574)	(2,018,984)	(292,725)	(3,508,377)	(6,723,667)	(974,840)
Net cash used in by financing activities	(1,073,556)	(7,184,847)	(6,182,698)	(896,406)	(12,585,569)	(10,237,699)	(1,484,326)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(80,670)	3,470	53,237	7,719	(55,354)	110,403	16,007
Net increase in cash, cash equivalents and restricted cash	(8,353,096)	1,291,952	6,743,923	977,777	5,207,510	10,212,210	1,480,631
Cash, cash equivalents and restricted cash, at the beginning of the period	25,729,211	19,552,450	20,844,402	3,022,154	12,168,605	17,376,115	2,519,300
Cash, cash equivalents and restricted cash, at end of the period	17,376,115	20,844,402	27,588,325	3,999,931	17,376,115	27,588,325	3,999,931

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	858,304	1,550,748	971,217	140,813	3,547,299	5,092,391	738,327
Cash paid for interest expense	42,879	193,329	264,232	38,310	187,628	588,381	85,307

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	18,791,991	18,699,106	19,085,708	2,767,168	67,819,288	74,566,471	10,811,122
Youdao	1,333,791	1,402,434	1,453,982	210,808	5,354,357	5,013,182	726,843
Cloud Music	1,889,265	2,357,248	2,376,257	344,525	6,997,622	8,992,221	1,303,749
Innovative businesses and others	2,358,518	1,967,972	2,438,182	353,502	7,434,759	7,923,935	1,148,863
Total net revenues	24,373,565	24,426,760	25,354,129	3,676,003	87,606,026	96,495,809	13,990,577

Cost of revenues:
Games and related value-added services	(7,347,120)	(6,551,193)	(7,805,578)	(1,131,702)	(26,007,412)	(27,784,419)	(4,028,362)
Youdao	(657,329)	(642,254)	(679,295)	(98,489)	(2,448,146)	(2,430,738)	(352,424)
Cloud Music	(1,812,036)	(2,023,600)	(1,953,900)	(283,289)	(6,854,948)	(7,699,103)	(1,116,265)
Innovative businesses and others	(1,639,300)	(1,465,821)	(1,670,992)	(242,271)	(5,324,719)	(5,815,423)	(843,157)
Total cost of revenues	(11,455,785)	(10,682,868)	(12,109,765)	(1,755,751)	(40,635,225)	(43,729,683)	(6,340,208)

Gross profit:
Games and related value-added services	11,444,871	12,147,913	11,280,130	1,635,466	41,811,876	46,782,052	6,782,760
Youdao	676,462	760,180	774,687	112,319	2,906,211	2,582,444	374,419
Cloud Music	77,229	333,648	422,357	61,236	142,674	1,293,118	187,484
Innovative businesses and others	719,218	502,151	767,190	111,231	2,110,040	2,108,512	305,706
Total gross profit	12,917,780	13,743,892	13,244,364	1,920,252	46,970,801	52,766,126	7,650,369

Gross profit margin:
Games and related value-added services	60.9%	65.0%	59.1%	59.1%	61.7%	62.7%	62.7%
Youdao	50.7%	54.2%	53.3%	53.3%	54.3%	51.5%	51.5%
Cloud Music	4.1%	14.2%	17.8%	17.8%	2.0%	14.4%	14.4%
Innovative businesses and others	30.5%	25.5%	31.5%	31.5%	28.4%	26.6%	26.6%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.8972 on the last trading day of December 2022 (December 30, 2022) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2022, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	267,424	190,645	195,793	28,387	833,389	758,413	109,960
Operating expenses
Selling and marketing expenses	38,657	24,980	33,001	4,785	118,611	120,171	17,423
General and administrative expenses	358,595	288,598	349,444	50,664	1,105,547	1,214,995	176,158
Research and development expenses	338,223	282,776	298,322	43,253	983,945	1,080,581	156,670

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiaries to meet the disclosure requirements under U.S. GAAP or different accounting standards requirement.

Note 4: The unaudited reconciliation on GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income from continuing operations attributable to the Company’s shareholders	5,694,154	6,699,364	3,952,737	573,093	16,856,842	19,712,736	2,858,078
Add: Share-based compensation	901,421	770,255	858,637	124,491	2,905,065	3,095,693	448,833
Non-GAAP net income from continuing operations attributable to the Company’s shareholders	6,595,575	7,469,619	4,811,374	697,584	19,761,907	22,808,429	3,306,911
Non-GAAP basic net income from continuing operations per share *	2.01	2.29	1.49	0.22	5.94	6.99	1.01
Non-GAAP basic net income from continuing operations per ADS *	10.05	11.45	7.43	1.08	29.71	34.95	5.07
Non-GAAP diluted net income from continuing operations per share *	1.98	2.27	1.47	0.21	5.87	6.92	1.00
Non-GAAP diluted net income from continuing operations per ADS *	9.92	11.34	7.36	1.07	29.34	34.60	5.02

* Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.